UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 13, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1934

Alkermes Public Limited Company

File No. 001-35299 - CF#35024
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Alkermes Public Limited Company submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 23, 2013.

Based on representations by Alkermes Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through September 26, 2023
Exhibit 10.22	through September 26, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary